GOLDEN STAR RESOURCES LTD.

Management's Discussion and Analysis
For the Three and Nine Months Ended September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the annual consolidated financial statements of Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") for the year ended December 31, 2012 prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2013 and with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2013 prepared in accordance with International Financial Reporting Standards ("IFRS"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes information available to November 4, 2013. All amounts shown are in thousands of dollars unless noted otherwise. All currency amounts are stated in U.S. dollars unless noted otherwise.
Information presented in this MD&A is prepared in accordance with IFRS unless otherwise noted.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the estimation of mineral reserves and resources, the timing of such estimates, the timing and amount of estimated future production, expected cash operating cost reductions, strip ratios, costs of production, capital expenditures, costs and timing of the development of new deposits and sources of funding for such development, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations and environmental risks.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues; results of pending or future feasibility studies; competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economical and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Golden Star's Annual Report for the year ended December 31, 2012 available at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Report for the year ended December 31, 2012 and the current technical report for those properties, including the technical report dated May 1, 2013 titled "NI 43 101 Technical Report for the Prestea West Reef Feasibility Study, Ghana effective Date 1st May 2013", all available at www.sedar.com.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in “Glossary of Terms” in our Annual Report for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com.

OVERVIEW OF GOLDEN STAR
Golden Star holds a 90% equity interest in Golden Star (Bogoso/Prestea) Limited ("Bogoso") and Golden Star (Wassa) Limited ("Wassa"), which respectively own the Bogoso and the Wassa open-pit gold mines and processing plant in Ghana. In addition, Golden Star has a 90% interest in the currently inactive underground mine in Prestea, Ghana ("Prestea Underground"). Golden Star also holds gold exploration interests elsewhere in Ghana, in other parts of West Africa and in Brazil, South America.
Our objective is to continue the growth of our mining business through the appropriate development of our numerous projects. In the near term, we are focus on reducing our operating costs and managing our capital expenditure appropriately.
All our operations, with the exception of certain exploration projects, transact business in U.S. dollars and keep financial records in U.S. dollars. Our accounting records are kept in accordance with IFRS. Our fiscal year ends December 31. We are a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and file disclosure documents with securities regulatory authorities in Canada and Ghana and with the United States Securities and Exchange Commission.
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
Effective as of the second quarter of 2013, the Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). The comparative financial information from 2012 in this MD&A has also been restated to conform to IFRS. See Changes in Accounting Policies below for further information on the impact of this change. This MD&A should be read in conjunction with Note 24 “First Time Adoption of IFRS” in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2013.
THIRD QUARTER 2013 HIGHLIGHTS

•
Gold ounces sold increased by 10% during the third quarter of 2013 to 88,925 ounces, from 80,826 ounces sold during the same period in 2012. Gold sales for both Bogoso and Wassa were higher in the third quarter of 2013 than in the same period in 2012.

•
Revenues were $118.2 million for the third quarter of 2013 compared with $133.5 million generated during the third quarter of 2012 due to the lower realized gold price in the third quarter of 2013 which was partially offset by the increase in ounces sold at both Bogoso and Wassa.

•
Consolidated cash operating cost per ounce decreased to $960 per ounce for the third quarter of 2013, down from $977 per ounce for the third quarter of 2012. Cash operating costs per ounce for both Bogoso and Wassa were lower in the third quarter of 2013 than during the same prior year period, mainly due to the higher gold sales.

•
Net income attributable to Golden Star shareholders for the third quarter of 2013 totaled $3.5 million, compared to a net loss attributable to Golden Star shareholders of $20.1 million for the same prior year period.

•	Cash generated by operations before working capital changes was $12.8 million in the third quarter of 2013 and $39.0 million for the same prior year period.

•	Cash used for capital expenditures totaled $23.5 million for the third quarter of 2013 compared to $27.7 million for the third quarter of 2012.

•	Our consolidated cash balance was $66.6 million at September 30, 2013 compared with $78.9 million at December 31, 2012.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the three months ended September 30,		For the nine months ended September 30,
OPERATING SUMMARY		2013	2012	2013	2012
Wassa gold sold	oz	44,830	40,982	141,470	118,533
Bogoso gold sold	oz	44,095	39,844	113,907	125,201
Total gold sold	oz	88,925	80,826	255,377	243,734
Average realized gold price	$/oz	1,329	1,652	1,456	1,645

Cash operating cost per ounce - Wassa[1]	$/oz	805	809	782	873
Cash operating cost per ounce - Bogoso[1]	$/oz	1,118	1,150	1,352	1,169
Cash operating cost per ounce[1]	$/oz	960	977	1,036	1,025

All-in sustaining cost per ounce[1]	$/oz	1,213	1,245	1,311	1,306
All-in cost per ounce[1]	$/oz	1,347	1,466	1,517	1,505

FINANCIAL SUMMARY
Revenues	$'000	118,159	133,497	371,762	400,830
Net income/(loss) attributable to Golden Star shareholders	$'000	3,507	(20,058)	(117,316)	(7,148)
Adjusted net income/(loss) attributable to Golden Star shareholders[2]	$'000	4,689	9,997	(14,732)	31,916
Cash generated from operations before working capital changes[3]	$'000	12,816	39,030	27,420	97,471
Net income/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.01	(0.08)	(0.45)	(0.03)
Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic and diluted[3]	$/share	0.02	0.04	(0.06)	0.12
Cash flow provided by operations per share	$/share	0.08	0.13	0.24	0.31
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce, all-in sustaining costs per ounce and all-in costs per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net (loss)/income per share attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders and net (loss)/income attributable to Golden Star shareholders per share.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash generated by operations before working capital changes.

FINANCIAL CONDITION

(Stated in thousands of U.S. dollars)	As of September 30, 2013	As of December 31, 2012
Cash and cash equivalents	$66,638	$78,884
Working capital	15,745	69,218
Total assets	445,807	656,296
Equity	191,463	328,177
OUTLOOK
The Company’s long term objective is to continue the growth of its mining business through the appropriate development of its numerous existing projects. In the near term the Company is focused on reducing its operating costs and managing its capital expenditures appropriately.
Year to date the Company has produced 255,377 ounces of gold, mainly because of the good performance from the Wassa Mine in the second quarter and the better than expected results achieved from tailings reclaim in the third quarter. The Company now expects to exceed its revised production guidance for the full year. Accordingly gold production guidance for the full year is being increased to 325,000 - 330,000 ounces.
Production for the remainder of 2013 and for the next two years thereafter is expected to be from the Wassa Main, Father Brown, Chujah and Bogoso North pits as well as from tailings reprocessing at the Bogoso Mine.
The Company’s objectives for the remainder of 2013 include:

•	Achieving further reductions in operating costs throughout the Company;

•	Continuing operations at the tailings reclaim facility;

•	Progressing permitting at Prestea South, Dumasi and Mampon all of which are future ore sources available to the Company;

•	Commencing pushback of the Father Brown pit;

•	Continuing pushbacks at Bogoso North and Chujah pits; and

•	Commencing infill drilling at depth at the Wassa Main pit.
The Company plans to announce its full year 2013 gold production and sales in early January 2014 and financial results for same period in late February 2014.
CAPITAL RESOURCES
The following table shows our actual capital spending to date in 2013 and the total expected capital spending for 2013.

($'millions)	Actual spending for the nine months ended September 30, 2013[1]	Expected capital spending for the remainder of 2013[2]	Total expected capital spending 2013[2]
Sustaining capital spending
Bogoso refractory	$20.3	$1.5	$21.8
Bogoso non-refractory	0.1	—	0.1
Wassa	9.1	5.1	14.2
Total	29.5	6.6	36.1

Development capital spending
Bogoso refractory	28.1	6.4	34.5
Bogoso non-refractory	9.5	4.7	14.2
Wassa	13.2	4.3	17.5
Total	50.8	15.4	66.2
Total capital spending	$80.3	$22.0	$102.3
1 The capital spending for the nine months ended September 30, 2013 shown above includes Bogoso refractory betterment stripping of $23.6 million previously expensed under US GAAP, now capitalized under IFRS.
2 Includes $5.5 million of betterment stripping that we expect to incur to push back the Chujah pit at Bogoso. Previously betterment stripping was expensed under US GAAP.
As more fully disclosed under "Risk Factors" in our MD&A for the year ended December 31, 2012, numerous factors could cause us not to achieve our objectives or could lead to changes in our plans. Under any of these circumstances, the objectives described above could change materially.
CORPORATE DEVELOPMENTS
RESTART OF TAILINGS RECLAIM FACILITY AND SUSPENSION OF MINING AT PAMPE
In the third quarter of 2013, we commenced pumping reclaimed tailings to Bogoso's non-refractory plant on a full time basis to replace the non-refractory ore feed from the suspended Pampe pit. This facility pumps tailings from a decommissioned Bogoso tailings storage facility directly into the Bogoso non-refractory plant.
During the third quarter of 2013, we processed 0.4 million tonnes of tailings at an average grade of 0.96 g/t. The gold recovery rate was 42.5% which yielded 4,434 ounces during the third quarter of 2013. Although it is uncertain how much of the tailings we will be able to process, we expect that there will be sufficient tailings reclaim material available for at least another five years. Gold grade and gold recovery will be variable, however we expect it to be similar to the average gold grades and gold recoveries experienced to date.

GOLD PRICES
Spot gold prices fell from $1,694 per ounce at the beginning of 2013 to $1,327 per ounce near the end of the third quarter 2013. We realized an average gold price of $1,329 per ounce for our gold sales during the three months ended September 30, 2013, 20% lower than the average realized gold of $1,652 per ounce for the three months ended September 30, 2012. Spot gold prices as at November 1, 2013 are $1,307 per ounce.
OPERATING COSTS AND CAPITAL SPENDING REDUCTIONS
Operating cost reduction initiatives for the remainder of 2013 totaling an estimated $45.0 million (10% of expected annual operating expenses) were implemented in June 2013. For the quarter ended September 30, 2013, we estimate that the Company has realized approximately half of these savings.
Mine operating expenses were reduced through re-negotiations of certain supplier contracts, supplier discounts and reducing the number of contractors. Other operating improvements were initiated including transport and delivery efficiencies, and improved purchasing procedures. Maintenance cost savings and fuel cost reductions continue to be achieved through the recent purchase of two new excavators and four new drills. In addition we commenced discussions with the unions to restructure our workforce, which are on-going.
Total budgeted capital expenditures have been reduced to $73.2 million for 2013 (excluding $23.6 million betterment stripping previously expensed under US GAAP), compared with an initial capital budget of $141.0 million . Sustaining capital expenditure is expected to total $36.1 million for the year, $23.9 million less than our initial sustaining capital budget. We expect development capital to total $37.1 million for 2013 (excluding $29.1 million of betterment stripping previously expensed under US GAAP), which is $22.9 million less than the $60.0 million that was projected at the beginning of the year.
SALE OF TRUE GOLD MINING SHARES
On July 29, 2013, the Company completed the sale of 24,521,101 shares of True Gold Mining Inc ("TGM") for net proceeds of $7.2 million resulting in a gain of $1.3 million in the third quarter of 2013.
ECOBANK LOAN
On July 30, 2013, Wassa closed a $50 million secured Medium Term Loan Facility ("Ecobank Loan") with Ecobank Ghana Limited ("Ecobank"), a pan-African full service bank, who acted as sole lender and arranger to Wassa. The proceeds will be used to finance Wassa capital expenditures. The Ecobank Loan has a term of 60 months from the date of initial drawing and is secured, among other things, by Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR + 9% per annum, payable monthly in arrears. Payment of interest and principal commences on April 30, 2014. Wassa drew down $10.0 million under this facility upon closing the agreement and received cash proceeds of $8.8 million net of loan fees.
DEVELOPMENT PROJECTS UPDATE
WASSA
WASSA DRILLING PROGRAM
During the nine months ended September 30, 2013, 140 drill holes totaling 48,406 meters were completed below the Wassa main pit. The drilling during the last nine months was predominantly targeted at infilling gaps in the prior drilling as well as testing the higher grade plunge mineralization to the south. Drilling results to date in 2013 have confirmed that the mineralized zone continues to the south and remains open at depth.
The December 31, 2012 published mineral resource and reserve estimates of Wassa were based on drill results received up to the end of August 2012. A revised Mineral Resource for Wassa is largely complete and pit modeling is currently ongoing. Initial indications are that the deeper portion of the deposit exhibits grades and thickness amenable to underground mining. A production schedule to determine how best to mine this resource to maximize free cash flow is currently being compiled. We expect to issue an updated Mineral Resource estimate for the Wassa deposit shortly.
BOGOSO
Chujah Pit
During 2012, we started a push back of the Chujah pitwall to improve our access to ore and reduce our mining operating costs. The Chujah push back continued during the third quarter of 2013 and we expect that it will be completed during the second quarter of 2014. We capitalized $5.3 million and $23.6 million respectively as betterment stripping during the three and nine months ended September 30, 2013 as a result of this push back.

Dumasi
During the first quarter of 2013, a resettlement agreement was signed which provides for relocation of the community of Dumasi to a new town site located a few kilometers north of the existing Dumasi community. In conjunction with signing of the resettlement agreement, ground clearing was initiated at the new Dumasi town site in anticipation of the start of the construction of the new community. During the nine months ended September 30, 2013, we incurred $7.0 million of development costs mainly related to land clearing and land preparation for construction. The resettlement action plan (“RAP”) for Dumasi is expected to be submitted to the District Assembly in the fourth quarter 2013 for their review and approval. A further $1.0 million is budgeted for capital expenditure in the remainder of the year.
Mampon
The permitting process is underway and continued in the third quarter of 2013 with the completion of the data collection for the draft RAP for the community living at Mampon. The RAP and the environmental impact statement ("EIS") are currently being drafted. Construction of the access road to Mampon has not yet commenced as this is pending environmental permitting. Design work in this regard is ongoing. The EIS is currently undergoing internal review and the submission of the draft EIS to the EPA is expected before the end of the first quarter 2014.
Prestea South
A public hearing with the Prestea community was held during the third quarter of 2013. The community was supportive of the development of the Prestea South open pit mines. We are waiting for comments from the Ghana Environmental Protection Agency ("EPA") that will allow us to then submit a revised EIS for final review and approval by the EPA.
We expect to initiate development of the Prestea South deposits, including the design and development of a series of surface pits along the Ashanti Trend south of the town of Prestea, when the permitting process is complete. Ore from these pits would be hauled to the Bogoso processing plants.
Prestea Underground
A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR in July 2013. The feasibility study demonstrates positive economics for the extraction of the West Reef steeply dipping, high-grade, narrow vein deposit using mechanized cut-and-fill mining with footwall ramp access.
The feasibility study indicates that after the a three year development period, ore from the Prestea Underground mine would be treated at the Bogoso non-refractory plant. Estimated cash operating costs are $734 per ounce over the six year life of mine. Initial capital expenditure is estimated to be $90.6 million and total capital expenditure over the life of the project is expected to be $150.1 million.
During the first nine months of 2013 we incurred capital expenditures totaling $4.0 million including $0.9 million on geotechnical drilling.
A resettlement action plan for the Prestea communities living in the Prestea area is currently under review by the Prestea Huni Valley District Assembly. The environmental impact statement must be revised to incorporate EPA comments before an environmental permit can be issued.

CONSOLIDATED RESULTS OF OPERATIONS

		For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	44,830	40,982	141,470	118,533
Bogoso gold sold	oz	44,095	39,844	113,907	125,201
Total gold sold	oz	88,925	80,826	255,377	243,734

Average realized price	$/oz	1,329	1,652	1,456	1,645
Cash operating cost[1] - combined	$/oz	960	977	1,036	1,025
Gold revenues	$'000	118,159	133,497	371,762	400,830
Cost of sales excluding depreciation and amortization	$'000	91,294	85,639	288,591	270,051
Cash flow provided by operations	$'000	20,147	32,914	61,606	79,158
Cash flow provided by operations per share		$0.08	0.13	0.24	0.31
Net income/(loss) attributable to Golden Star shareholders	$'000	3,507	(20,058)	(117,316)	(7,148)
Net income/(loss) per share – basic		$0.01	(0.08)	(0.45)	(0.03)
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2012
Results for the three months ended September 30, 2013 include net income attributable to Golden Star shareholders of $3.5 million or $0.01 per share, compared with a net loss of $20.1 million or $0.08 per share in the same period of 2012. The net loss in 2012 was primarily due to the unfavorable mark to market loss of $30.1 million of the 5% Convertible Debentures compared to the unfavorable mark to market loss of $1.2 million in the third quarter of 2013. Mine operating margins reduced in the third quarter of 2013 relative to the comparative period in 2012.
Gold revenues
Gold revenues totaled $118.2 million, down from $133.5 million in the same period in 2012. Our mines sold 88,925 ounces in the third quarter of 2013, up 10.0% from the 80,826 ounces sold in the same quarter of 2012, however the average realized gold price fell to $1,329 per ounce, down 19.6% from $1,652 per ounce in the third quarter of 2012.
Cost of sales excluding depreciation and amortization
Third quarter 2013 cost of sales excluding depreciation and amortization totaled $91.3 million, up $5.7 million from $85.6 million for the same period of 2012. Mine operating expenses were reduced by $1.1 million to $82.5 million as a result of cost saving measures. During the third quarter of 2012, we added ore tonnes to ore stockpile inventory resulting in a decrease of $4.6 million to cost of sales excluding depreciation and amortization, however during the third quarter of 2013, we drew down stockpiles resulting in a net decrease in our metals inventory and increasing our cost of sales excluding depreciation and amortization by $2.8 million.
Depreciation and amortization
As a result of the impairment charges recorded during the second quarter of 2013, the net book value of our mining property and property plant and equipment decreased. As a result, depreciation and amortization decreased to $9.8 million for the quarter, down from $24.5 million for the third quarter of 2012.
Other expenses/(income)
Third quarter 2013 general and administrative costs totaling $4.7 million were slightly higher than the $4.6 million incurred in the third quarter of 2012, mainly due to costs incurred as a result of moving the corporate headquarters from Denver, Colorado to Toronto, Ontario.
During the third quarter 2013, we recorded a $1.2 million non-cash fair value loss on the 5% Convertible Debentures, compared to a $30.1 million fair value loss on the 4% and 5% Convertible Debentures recorded in the third quarter of 2012.
Net finance expense totaled $3.1 million for the third quarter of 2013, up from the $2.5 million incurred in third quarter of 2012, mainly due to an increase in the foreign exchange loss offset by a decrease in interest expense.

Income tax expense/(recovery)
Income tax expense for the quarter ended September 2013 totaled $4.6 million, up $1.0 million from the same prior year period, as a result of higher net income at Wassa in the third quarter of 2013 as compared to the third quarter of 2012.
NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2012
Results for the nine months ended September 30, 2013 include a net loss attributable to Golden Star shareholders of $117.3 million or $0.45 per share, compared with a net loss of $7.1 million or $0.03 per share in the same period of 2012. The major factor contributing to the 2013 loss is the impairment charges totaling $195.9 million recorded primarily to write down Bogoso and Wassa's carrying values, this was offset by the $50.3 million mark to market gain on the 5% Convertible Debentures compared to $32.1 million mark to market loss for the nine months ended September 30, 2012.
Gold revenues
Gold revenues totaled $371.8 million for the nine months ended September 30, 2013, down from $400.8 million in the same period in 2012. Even though our mines sold 255,377 ounces in the first nine months of 2013, up 4.8% from the 243,734 ounces sold in the same period of 2012, the average realized gold price fell to $1,456 per ounce, down 11.5% from $1,645 per ounce in the same period of 2012 resulting in lower gold revenues.
Cost of sales excluding depreciation and amortization
In the first nine months of 2013, cost of sales totaled $288.6 million, up $18.5 million from $270.1 million for the same period of 2012, mainly due to a $5.3 million net realizable write down of our run of mine ore stockpiles as a result of the lower gold prices. Mine operating expenses totaled $254.2 million, down from $259.5 million for the same period in 2012. During the first nine months of 2012, we added ore tonnes to metals inventory resulting in a $9.5 million decrease to cost of sales, however we drew down stockpiles during the first nine months of 2013 resulting in a net decrease in our metals inventory, increasing cost of sales by $10.5 million for the nine months ended September 30, 2013.
Depreciation and amortization
As a result of the impairment charges recorded during the second quarter of 2013 the net book value of our mining property and property plant and equipment decreased, and accordingly, depreciation and amortization decreased to $50.3 million for the nine months ended September 30, 2013, down from $63.2 million for the same period in 2012.
Other expenses/(income)
In the second quarter of 2013, we relocated our corporate headquarters from Denver, Colorado to Toronto, Ontario. The additional relocation costs incurred as a result of the move were offset by cost saving measures implemented at the new corporate headquarters which included reduced staffing levels. As a result, general and administrative costs for the first nine months of 2013 were essentially the same as for the nine months ended September 30, 2012.
For the first nine months of 2013 the fair value gain of $50.3 million on the 5% Convertible Debentures was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation for the conversion feature. The fair value of the conversion feature decreased during the nine months ended September 30, 2012 as a result of a decrease in the price of our common shares during the same period, contributing to the gain for the nine months ended September 30, 2013. In addition, the fair value of the debt component also decreased due to higher yield requirements in the market. In comparison, a $32.1 million fair value loss on our 4% and 5% Convertible Debentures was recorded for the first nine months of 2012.
With less debt outstanding in the first nine months of 2013 compared to the same period last year, interest expense decreased from $8.6 million for the first nine months of 2012 to $3.9 million for the same period in 2013. Also included in interest expense in 2012 were transaction costs of $2.1 million related to the refinancing of the 4% Convertible Debentures.
During the second quarter of 2013, the Company recorded impairment charges totaling $195.9 million, comprised of $86.1 million for Bogoso and $106.9 million for Wassa and $2.9 million for the TGM shares. The impairment charge at Bogoso included charges of $49.3 million related to mine property; of $36.4 million related to property, plant and equipment; and of $0.4 million related to intangible assets. At Wassa $87.5 million of the impairment charge related to mine property and $19.4 million related to property, plant and equipment. The resulting non-cash charge was due to the impact of the lower than expected gold prices over the life of the mines and the shorter mine life at Wassa due to the lower gold price. In the first nine months of 2013, we recorded an impairment charge of $2.9 million related to the drop in fair value of the TGM shares compared to the $7.0 million impairment charges recorded in the same period during 2012.
Income tax expense/(recovery)
Income tax recovery for the nine months ended September 30, 2013 totaled $10.8 million, as compared to a income tax expense $20.5 million for the nine months ended September 30, 2012. This is as a result of a $33.1 million deferred tax recovery recorded in 2013, primarily related to the impairment charges recorded on the Wassa long term assets, this tax recovery was partially offset by the Wassa current tax expense of $22.3 million for the nine months ended September 30, 2013. For the nine months ended September 30, 2012 the deferred tax expense for Wassa totaled $20.5 million.
WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa and Father Brown open pit mines, located approximately 35 kilometers from the town of Bogoso, Ghana. The design capacity of the carbon-in-leach ("CIL") processing plant (“Wassa processing plant”) is nominally 3.0 million tonnes per annum but varies depending on the ratio of hard to soft ore. The Father Brown mine is located approximately 80 kilometers south of Wassa along the Company's access road. Ore from the Father Brown and Wassa mines is sent to the Wassa processing plant for processing. Wassa produced and sold 158,899 ounces of gold in year ended December 31, 2012 and 141,470 ounces of gold in the nine months ended September 30, 2013.

		For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
WASSA FINANCIAL RESULTS
Revenue	$'000	$59,465	$67,722	$206,542	$194,897

Mine operating expenses	$'000	35,657	34,574	106,316	109,839
Royalties	$'000	2,977	3,391	10,342	9,764
Operating costs from/(to) metals inventory	$'000	444	(1,431)	4,244	(6,305)
Net realizable value adjustment	$'000	—	—	265	—
Cost of sales excluding depreciation and amortization	$'000	39,078	36,534	121,167	113,298

Depreciation and amortization	$'000	5,949	19,122	35,441	47,496

Mine operating margin	$'000	$14,438	$12,066	$49,934	$34,103

WASSA OPERATING RESULTS
Ore mined	t	539,661	660,015	1,495,390	2,057,766
Waste mined	t	3,558,276	4,043,160	9,591,338	12,306,759
Ore processed	t	675,480	601,766	1,983,937	1,924,645
Grade processed	g/t	2.24	2.31	2.38	2.03
Recovery	%	94.8	94.7	94.7	94.4
Gold sales	oz	44,830	40,982	141,470	118,533

Cash operating cost [1]	$/oz	805	809	782	873
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2012
Due to the lower realized gold price, Wassa's third quarter 2013 revenues of $59.5 million were down $8.2 million from $67.7 million for the same quarter of 2012. However, third quarter 2013 gold sales were 44,830 ounces, 3,848 ounces higher than gold sold during the third quarter of 2012. Gold revenues from the higher quantity of gold sold were offset by a decrease in the average realized gold price, down from $1,652 per ounce for the third quarter of 2012 to $1,329 per ounce for the third quarter of 2013.
The higher gold production was primarily due to a 12% increase in ore tonnes processed in third quarter of 2013 as compared to the same period last year. The recent improvements to the Wassa processing plant, including CIL agitator upgrades and genset start-up synchronization, have resulted in an increase in ore tonnes processed as compared to a year earlier. The higher throughput more than offset the slightly lower grade processed during the quarter.
Wassa's cost of sales excluding depreciation and amortization totaled $39.1 million in the third quarter of 2013, $2.6 million higher than the $36.5 million incurred in the third quarter of 2012, mainly due to the additional costs resulting from the higher volume of ore tonnes processed in the third quarter of 2013. In addition Wassa drew down ore from stockpiles during the third quarter of 2013 resulting in a $0.4 million increase in costs of sales, compared with a $1.4 million inventory build-up during the same quarter in 2012 which reduced the cost of sales during the prior period. Mine operating expenses totaling $35.7 million were up $1.1 million from the third quarter of 2012.
As a result of the impairment charges recorded during the second quarter of 2013, the net book value of Wassa's mining property and property plant and equipment decreased. Accordingly, depreciation and amortization decreased to $5.9 million for the quarter ended September 2013, down from $19.1 million for the same period in 2012.
Wassa's cash operating costs totaled $36.1 million for the third quarter of 2013, $3.0 million higher than the $33.1 million incurred during the third quarter of 2012. The higher cash operating costs were more than offset by the increase in the amount of gold sold, resulting in cash operating cost per ounce of $805 per ounce for the third quarter of 2013, slighty lower than the cash operating cost per ounce of $809 per ounce during the third quarter of 2012.
NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2012
Gold revenues totaled $206.5 million in 2013, up $11.6 million, due to a 19% increase in gold sold during the first nine months of 2013. The revenues from the higher gold sales were partially offset by a decrease in the average realized gold price, down from $1,644 per ounce for the nine months ended September 30, 2012 to $1,460 per ounce for the nine months ended September 30, 2013.
The increase in ounces sold was primarily due to a 17% increase in ore grade processed in the first nine months of 2013, as a result of the higher grade ore processed from the Father Brown pit.
Cost of sales excluding depreciation and amortization for Wassa totaled $121.2 million in the first nine months of 2013, $7.9 million higher than the $113.3 million incurred during 2012. The higher cost of sales is mainly related to the $4.2 million draw down of ore stockpiles in 2013 compared with a $6.3 million inventory build-up in 2012. Mine operating expenses totaled $106.3 million, or $3.5 million lower than 2012, mainly due to the lower volume of tonnes mined.
Wassa's cash operating costs totaled $110.6 million for the first nine months of 2013, up from $103.5 million incurred in 2012. The higher cash operating costs were more than offset by the increase in gold sold, resulting in cash operating cost per ounce of $782 per ounce for the first nine months of 2013, 10% lower than the cash operating cost per ounce of $873 incurred during 2012.
During the second quarter of 2013, the Company recorded impairment charges at Wassa totaling $106.9 million, comprised of $19.4 million related to property, plant and equipment, and $87.5 million related to mine property. The impairment test for Wassa was based on a $1,100 per ounce optimized pit-shell and the average of the consensus gold prices of various financial institutions. The resulting non-cash charge impairment charge was primarily due to the drop in the expected long term gold prices and a shorter mine life.
BOGOSO OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana. Bogoso operates a gold ore processing facility at Bogoso with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). In addition, Bogoso has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) at a rate up to 1.5 million tonnes per annum. Bogoso produced and sold 172,379 ounces of gold in the year ended December 31, 2012 and 113,907 ounces of gold in the nine months ended September 30, 2013.
Through Bogoso, we own Prestea Underground, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. We published a feasibility study on SEDAR in July, 2013.

		For the three months ended September 30,		For the nine months ended September 30,
		2013	2012	2013	2012
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$58,694	$65,775	$165,220	$205,933

Mine operating expenses	$'000	46,878	48,982	147,841	149,679
Royalties	$'000	2,937	3,292	8,266	10,304
Operating costs from/(to) metals inventory	$'000	2,401	(3,169)	6,193	(3,287)
Net realizable value adjustment	$'000	—	—	5,124	57
Cost of sales excluding depreciation and amortization	$'000	52,216	49,105	167,424	156,753

Depreciation and amortization	$'000	3,870	5,369	14,852	15,682

Mine operating margin	$'000	$2,608	$11,301	$(17,056)	$33,498

BOGOSO OPERATING RESULTS
Ore mined refractory	t	532,603	593,415	1,215,158	1,967,682
Ore mined non-refractory	t	42,849	173,544	390,744	558,741
Total ore mined	t	575,452	766,959	1,605,902	2,526,423
Waste mined	t	5,020,313	5,491,652	18,345,813	17,747,405
Refractory ore processed	t	619,705	686,587	1,789,111	1,868,263
Refractory ore grade	g/t	2.62	2.05	2.31	2.38
Gold recovery – refractory ore	%	68.9	69.6	69.1	71.4
Non-refractory ore processed	t	434,400	230,526	715,118	605,453
Non-refractory ore grade	g/t	0.96	2.04	1.60	2.44
Gold recovery - non-refractory ore	%	42.5	71.8	48.9	60.6
Gold sold refractory	oz	39,661	30,277	95,885	98,666
Gold sold non-refractory	oz	4,434	9,567	18,022	26,535
Gold sales	oz	44,095	39,844	113,907	125,201

Cash operating cost [1]	$/oz	1,118	1,150	1,352	1,169
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2012
Bogoso's third quarter 2013 revenues totaled $58.7 million, down $7.1 million from $65.8 million in 2012. The realized gold price averaged $1,331 per ounce in the third quarter of 2013, down $320 per ounce from $1,651 per ounce a year earlier. However gold sold increased to 44,095 ounces in the third quarter of 2013, up 11% from 39,844 ounces in the third quarter of 2012.
As a result of the higher gold grade refractory material processed during the third quarter of 2013, refractory gold sales were up 31.0%. The higher gold grade more than offset the lower throughput and recovery in the third quarter of 2013 as compared to the third quarter of 2012.
We started the tailings reclaim project on a full time basis during the third quarter 2013 processing 0.4 million tonnes of tailings material through the Bogoso non-refractory processing plant and as a result we produced 4,434 ounces of gold. Non-refractory gold sales were down 54% from the third quarter of 2012 due to the lower grade and gold recovery of the tailings reclaim material as compared the ore from the Pampe pit that was processed in the third quarter of 2012.
Bogoso's cost of sales excluding depreciation and amortization increased by $3.1 million to $52.2 million for the third quarter of 2013. Mine operating expenses totaled $46.9 million in the third quarter of 2013, $2.1 million lower than the $49.0 million incurred in the same period of 2012, as a result of less mining and processing costs incurred as we utilized ore stockpiles available to us during the quarter. During the third quarter of 2013 we drew down metals inventory totaling $2.4 million compared with a $3.2 million inventory build-up during the same period last year.

A water treatment plant was commissioned in the first quarter of 2013, and we incurred $2.8 million in water treatment costs in the third quarter of 2013 that were not incurred in third quarter of 2012.
Cash operating costs for the third quarter of 2013 totaled $49.3 million, up 8% from $45.8 million in 2012. The increase was mainly related to water treatment costs and the $2.4 million draw-down of ore stockpiles and in-plant inventory in 2013 compared with a $3.2 million inventory build-up in 2012.
As a result of the higher gold production during the third quarter of 2013, cash operating cost per ounce decreased to $1,118 per ounce in the third quarter of 2013 down 3% from $1,150 per ounce in the third quarter of 2012 .
NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2012
Gold revenues for the first nine months of 2013 totaled $165.2 million, down $40.7 million from $205.9 million in 2012. The lower gold revenues were the result of lower realized gold prices and fewer gold ounces sold in 2013 as compared to 2012. Gold sold totaled 113,907 ounces in the first nine months of 2013, down 11,294 ounces from 125,201 ounces in the same period of 2012.
Refractory gold sales dropped to 95,885 ounces in the first nine months of 2013, down 2,781 ounces from the 98,666 ounces sold in the same period of 2012 due to a drop in ore grade processed, gold recovery and less refractory ore tonnes processed. Refractory ore grade processed during 2013 was 3% lower than in the first nine months of 2012, due to the lower grade of the ore available during the push backs at the Chujah and Bogoso North pits in 2013, while in 2012 Bogoso had better access to higher grade ores. As a result of the lower grade, gold recovery in the refractory processing plant dropped to 69.1%. Refractory ore processed during the nine months ended September 30, 2013 is 4% lower than the same period in 2012, mainly due to less ore being mined while we are doing the push backs.
Non-refractory gold sales dropped to 18,022 ounces in 2013, down 8,513 ounces from the 26,535 ounces sold in 2012, as a result of the lower grade non-refractory material processed and lower gold recovery. At the end of the second quarter 2013 we suspended the Pampe open-pit mining operation due to pit-wall instability and the lower gold prices made mining Pampe uneconomical. However early in the third quarter of 2013 the tailings reclaim project was ramped up and the Pampe ore was replaced with lower grade tailings reclaim material resulting in lower gold sales in the first nine months of 2013.
In addition to lower gold sales, the realized gold price was down $195, averaging $1,450 per ounce in the first nine months of 2013, compared with $1,645 per ounce in the same period a year earlier.
Bogoso's cost of sales excluding depreciation and amortization increased by $10.6 million to $167.4 million in the first nine months of 2013, up from $156.8 million for the same period in 2012. Mine operating expenses totaled $147.8 million, $1.9 million lower than mine operating expenses incurred during the nine months ended 2012. A new water treatment plant was commissioned in the first quarter of 2013, and during the first nine months of 2013, water treatment costs totaled $4.0 million, these costs were not incurred during 2012. In addition, a net realizable adjustment of $5.1 million increased the 2013 cost of sales excluding depreciation and amortization, compared to a net realizable adjustment of $0.1 million in the same period in 2012.
As a result of the above, cash operating cost per ounce increased from $1,169 per ounce for the first nine months of 2012 to $1,352 per ounce in the same period of 2013.
During the second quarter of 2013, the Company recorded impairment charges at Bogoso totaled $86.1 million, comprised of $36.4 million related to property, plant and equipment, $49.3 million related to mine property and $0.4 million related to intangible assets. The impairment test for Bogoso was based on a $1,200 per ounce optimized pit shell for Mampon, Dumasi and the Prestea South pits and a $1,450 per ounce optimized pit shell for the Chujah and Bogoso North pits and the average of the consensus gold prices of various financial institutions. The resulting non-cash charge was primarily due to the recent drop in the expected long term gold prices.

LIQUIDITY AND FINANCIAL CONDITION
We held $66.6 million in cash and cash equivalents as of September 30, 2013, down from $78.9 million at December 31, 2012. During the nine months ended September 30, 2013, operations provided $61.6 million of cash, cash flow used for investing totaled $83.2 million and financing activities provided $9.4 million.
Before working capital changes, operations provided $27.4 million of operating cash flow during the first nine months of 2013, compared with the $97.5 million provided in same period last year. The decrease was primarily related to the decrease in revenue and higher cost of sales excluding depreciation and amortization.
Working capital changes added a net $34.2 million during the nine months ended September 30, 2013, compared to a decrease of $18.3 million in same period in 2012. Accounts receivable decreased by $5.7 million mainly due to value added tax receivables collected during the period, compared to $2.0 million for the same period in 2012. Inventories decreased during the nine months ended resulting in a $12.5 million increase in cash. Prepaids and other decreased by $1.4 million during the first nine months of 2013 compared to a $4.1 million increase for the same period during 2012, this decrease in 2013 reflects a drop in the number of down payments on long-lead time purchases. Accounts payable and accrued liabilities increased by $5.3 million in the first nine months of 2013, compared to a $8.2 million decrease in 2012. In summary, net cash provided by operating activities was $61.6 million for the for the nine months ended September 30, 2013, as compared to $79.2 million in the same period of 2012.
Working capital decreased from $69.2 million at December 31, 2012 to $15.7 million at September 30, 2013 due to cash used for investing activities, the increase in our current tax obligation at Wassa and a decrease in inventories at Bogoso and Wassa.
A net of $83.2 million was used in investing activities during first nine months of 2013, including $55.5 million on mining property development and $24.7 million for the acquisition of new equipment and facilities at the mine sites. Of the $83.2 million used in investing activities for the nine months ended September 30, 2013, only $19.1 million was used in investing activities during the third quarter of 2013 due to the Company's capital expenditure reduction measures implemented during the year.
Capital expenditures at Wassa during the first nine months of 2013 included $10.5 million on development drilling, mostly at the Wassa main pit, $2.2 million on Father Brown development costs, $3.0 million on the tailings storage facility and $2.6 million on Wassa plant upgrades. Capital expenditures at Bogoso during the first nine months of 2013 included $7.0 million on the Dumasi resettlement project, development expenditures at Mampon and Prestea South of $3.0 million, $4.0 million on Prestea Underground, $1.5 million for completion of construction of a water treatment plant, mining equipment of $11.4 million and $23.6 million of capitalized betterment stripping at the Chujah pit.
Financing activities provided $9.4 million during the first nine months of 2013. We received net proceeds of $8.8 million under the Ecobank Loan during the third quarter of 2013; in addition we financed $6.1 million of new mobile equipment purchases through capital leases and the equipment financing facility. This was offset by scheduled debt repayments of $5.6 million. During the nine months ended September 30, 2012, net cash used in financing activities was $3.8 million, which consisted of $12.5 million in scheduled debt repayments and $8.5 million of new borrowings under the equipment financing facility. An additional $6.1 million was used to redeem a portion of the 4% Convertible Debentures in 2012.
All of our cash is held as cash or is invested in funds that hold only U.S. treasury notes and bonds.
Wassa incurred taxable income in 2012 for the first time and we paid approximately $12.9 million of 2012 taxes during the first nine months of 2013. We expect that Wassa will generate taxable income in 2013, and that we will make additional tax payments in 2013.
LIQUIDITY OUTLOOK
As of September 30, 2013, we had $66.6 million in cash and $40.0 million available for draw down under the Ecobank Loan and another $20.0 million available under the equipment financing facilities. As of September 30, 2013 we have drawn down $10.0 million of the $50.0 million Ecobank Loan, leaving borrowing capacity of $40.0 million under this facility and we had $15.0 million of outstanding loans under our $35.0 million equipment financing facility leaving a borrowing capacity of $20.0 million.
During the third quarter of 2013, we financed $2.4 million with our equipment financing facility and financed four drill rigs with a capital lease totaling $3.6 million. We made $5.6 million of principal payments on the equipment financing loans and capital leases in the first nine months of 2013, and we expect to repay an additional $1.7 million of principal during the remainder of 2013. We also expect to pay $2.3 million of interest on our borrowings during the remainder of 2013.
We expect to continue to fund operations and capital projects through operating cash flow, the equipment financing facility, the Ecobank Loan and cash on hand. If these sources are not sufficient, planned capital projects could be delayed or operations curtailed. While we may also pursue additional financing, there can be no assurance that additional financing will be available at all or on terms acceptable to us.

TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollar)	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years
Debt [1]	$106,118	$3,626	$18,631	$83,861	$—
Interest on long term debt	20,521	6,754	11,339	2,428	—
Purchase obligations	7,397	7,397			—
Total	$134,036	$17,777	$29,970	$86,289	$—

[1]
Includes $77.5 million of 5% Convertible Debentures maturing in June 2017 as well as the $10.0 million draw down from the Ecobank Loan. Golden Star has the right to repay the $77.5 million in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures to common shares by the holders prior to the maturity date.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in 2013 and 2012 other than compensation of key management personnel which are presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of U.S dollar)	2013	2012	2013	2012
Salaries, wages, and other benefits	$489	$576	$1,536	$1,820
Severances and bonus	430	—	2,125	755
Share-based compensation	276	249	1,405	2,399
	$1,195	$825	$5,066	$4,974
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Preparation of our condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
EXPLORATION AND EVALUATION EXPENDITURE
The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company. If, after exploration and evaluation expenditure is capitalized, information becomes available indicating that the recovery of the carrying amount of an exploration and evaluation asset is unlikely the Company writes off the amount capitalized in the period the new information becomes available.
MINERAL RESERVES
Determining mineral reserves and mineral resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the mineral deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation, depletion and amortization of the related mining assets.

BETTERMENT STRIPPING COSTS
Significant judgment is required to distinguish between development stripping and production stripping. Development stripping relates to the creation of a stripping activity asset and production stripping relates to extraction of inventory for gold production purposes. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the mineral bodies in each of its mining operations. An identifiable component is a specific volume of the mineral body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset for each component. The Company considers that the ratio of the expected volume of ore to be mined for a specific component of the mineral body to be the most suitable production measure.
UNITS OF PRODUCTION DEPRECIATION
The mineral properties and a large portion of the property, plant and equipment is depreciated using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
CARRYING VALUE OF ASSETS AND IMPAIRMENT CHARGES
The Company undertakes a review of each asset or cash generating unit ("CGU") at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of the fair value less cost to sell and value in use. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, mineral reserves and mineral resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
REHABILITATION PROVISIONS
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is assessed at each reporting date.
INVENTORY VALUATION
All of our inventories are recorded at the lower of average cost or net realizable value ("NRV"). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.
FAIR VALUE HIERARCHY
If the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, then fair value is determined using valuation techniques such as discounted cash flow models. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

INCOME TAXES
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized if we have assessed that it is more likely than not that the benefits will be realized in future periods. This assessment is based on our estimates of the future taxable earnings generated by our operations.
CHANGES IN ACCOUNTING POLICIES
International Financial Reporting Standards
In conjunction with the recent relocation of the Company's corporate headquarters from the Denver, Colorado to Toronto, Ontario, the Company reported its financial results in accordance with IFRS for the first time in its June 30, 2013 condensed interim consolidated financial statements, with an effective transition date of January 1, 2012, including IFRS 1 First-Time Adoption of International Financial Reporting Standards, and IAS 34, Interim Financial Reporting. The adoption of IFRS did not have a material impact on the Company's operations and business decisions. The change however did have a significant impact on the manner in which the Company discloses certain information on its balance sheet and statement of operations as described below.
The Company’s IFRS accounting policies are disclosed in Note 3 "Summary of Significant Accounting Policies" to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2013. A reconciliation between the Company’s financial statements as previously reported under US GAAP and current reporting under IFRS is contained in Note 24 "First Time Adoption of IFRS" of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2013. The following is an overview of the impacts to the Company’s financial results due to the transition to IFRS:
Deemed cost adjustments of Bogoso mining assets - Upon adoption of IFRS, the carrying value of the Bogoso mining properties and mine equipment accounts were adjusted to their fair value amounts (deemed cost) as of January 1, 2012, thereby reducing the basis in these assets by $148.5 million. As a result, the recorded value of our mining assets was $137.0 million lower as of December 31, 2012 than they would have been under US GAAP.
Stripping costs during the production phase (Betterment stripping) - US GAAP requires that the costs of removing overburden ("stripping") be treated as a current period operating cost whereas IFRS provides for deferral of the portion of stripping costs that provide improved access to future ore mined and such costs are deferred as an asset until such time as the ore benefiting from the stripping activity is mined. As a result, upon adoption of IFRS, stripping costs expensed for US GAAP were reclassified as a mineral property asset. As of December 31, 2012, the balance in this account was $28.1 million higher than it would have been under US GAAP. This amount reduced the mine operating costs and was shown as an investing cash flow under IFRS.
Exploration and evaluation assets - We have elected under IFRS to capitalize the exploration and development costs of new projects. Under US GAAP, exploration and development costs are capitalized only upon completion of a feasibility study which establishes a mineral reserve. As a result, past exploration and development costs expensed for US GAAP of $16.7 million were reclassified as a long term asset on the Company's opening IFRS balance sheet. As of December 31, 2012 this new account had a balance of $10.9 million that would have been nil under US GAAP.
Gain on sale of assets - Prior to 2012, the Company had invested in exploration projects that were subsequently disposed of or sold to an unrelated party in 2012. Since these properties had not progressed to the point where a feasibility study could be completed, under US GAAP all historical costs associated with the properties were expensed as incurred. As a result, upon sale or disposition of the properties their basis was nil. Upon adoption of IFRS the past costs of this property were reclassified as an exploration and evaluation assets and upon the sale or disposition, this new basis was deducted from any sales proceeds resulting in a $5.7 million lower gain on the sale or disposal of the asset under IFRS.
STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this interpretation.
IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of "currently has a legally enforceable right of set-off" was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on the Company.
IFRS 9 Financial instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The Company is still assessing the impact of this standard.
The IASB has amended IAS 36 to remove the requirement to disclose recoverable amount when a CGU contains goodwill or indefinite lived intangible assets but there has been no impairment. The amendment requires additional disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cash operating cost per ounce”, "all-in sustaining costs", "all-in costs", "cash generated before working capital changes", "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in our statements of operations, includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, impairment charges, corporate business development costs, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs, which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that increase the productive capacity of the mine or extend the mine life beyond the existing pits), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments or interest costs. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition.
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less, royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce, all-in sustaining costs per ounce and all-in cost per ounce:

(Stated in thousands of U.S dollars)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Cost of sales excluding depreciation and amortization	$91,294	$85,639	$288,591	$270,051
Royalties	(5,914)	(6,683)	(18,608)	(20,068)
Metals inventory net realizable value adjustment	—	—	(5,389)	(57)
Cash operating costs	85,380	78,956	264,594	249,926
Royalties	5,914	6,683	18,608	20,068
Metals inventory net realizable value adjustment	—	—	5,389	57
Accretion of rehabilitation provision	148	160	444	435
General and administrative costs	4,660	4,553	16,418	16,383
Sustaining capital expenditures	11,783	10,278	29,292	31,368
All-in sustaining costs	107,885	100,630	334,745	318,237
Exploration expense	242	428	1,517	2,117
Capitalized evaluation and exploration expenditures	—	155	218	558
Development capital expenditures	11,668	17,245	50,844	46,024
All-in costs	$119,795	$118,458	$387,324	$366,936

Ounces sold	88,925	80,826	255,377	243,734
Cost per ounce measures ($/oz):
Cash operating cost per ounce	960	977	1,036	1,025
All-in sustaining cost per ounce	1,213	1,245	1,311	1,306
All-in cost per ounce	1,347	1,466	1,517	1,505
The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of our operating mines (stated in thousands of U.S dollar except cash operating cost per ounce):

	For the three months ended
	September 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$39,078	$52,216	$91,294
Royalties	(2,977)	(2,937)	(5,914)
Cash operating costs	$36,101	$49,279	$85,380

Ounces sold	44,830	44,095	88,925

Cash operating cost per ounce	$805	$1,118	$960

	For the three months ended
	September 30, 2012
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$36,534	$49,105	$85,639
Royalties	(3,391)	(3,292)	(6,683)
Cash operating costs	$33,143	$45,813	$78,956

Ounces sold	40,982	39,844	80,826

Cash operating cost per ounce	$809	$1,150	$977

	For the nine months ended
	September 30, 2013
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$121,167	$167,424	$288,591
Royalties	(10,342)	(8,266)	(18,608)
Metals inventory net realizable value adjustment	(265)	(5,124)	(5,389)
Cash operating cost	$110,560	$154,034	$264,594

Ounces sold	141,470	113,907	255,377

Cash operating cost per ounce	$782	$1,352	$1,036

	For the nine months ended
	September 30, 2012
	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$113,298	$156,753	$270,051
Royalties	(9,764)	(10,304)	(20,068)
Metals inventory net realizable value adjustment	—	(57)	(57)
Cash operating cost	$103,534	$146,392	$249,926

Ounces sold	118,533	125,201	243,734

Cash operating cost per ounce	$873	$1,169	$1,025
"Cash generated before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in our statements of cash flows.
We use cash operating cost per ounce and cash generated before working capital change as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to our investors to allow them to also monitor operational efficiencies of our mines. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash generated before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

ADJUSTED NET INCOME/(LOSS) ATTRIBUTABLE TO GOLDEN STAR SHAREHOLDERS
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Net income/(loss) attributable to Golden Star shareholders	$3,507	$(20,058)	$(117,316)	$(7,148)
Add back:
Loss/(gain) on fair value of convertible debenture	1,182	30,055	(50,343)	32,092
Impairment charges	—	—	195,920	6,972
Tax recovery related to impairment charges	—	—	(26,328)	—
	4,689	9,997	1,933	31,916
Adjustments attributable to non-controlling interest	—	—	(16,665)	—
Adjusted net income/(loss) attributable to Golden Star shareholders	$4,689	$9,997	$(14,732)	$31,916

Adjusted net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	0.02	0.04	(0.06)	0.12
Weighted average shares outstanding (millions)	259.1	258.9	259.1	258.8
Weighted average shares outstanding - diluted (millions)	260.1	258.9	259.1	258.8
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011 *
Revenues	$118,159	$120,693	$132,910	$149,710	$133,497	$136,313	$131,020	$118,814
Cost of sales excluding depreciation and amortization	91,294	101,178	96,119	103,492	85,639	89,542	94,870	85,504
Net income/(loss)	4,539	(145,671)	7,922	14,338	(19,273)	1,366	13,271	7,337
Net income/(loss) attributable to shareholders of Golden Star	3,507	(128,828)	8,005	(38)	(20,058)	37	12,873	7,241
Net income/(loss) per share attributable to shareholders of Golden Star:
- Basic and diluted	$0.01	$(0.50)	$0.03	$—	$(0.08)	$—	$0.05	$0.03
* Based on US GAAP

OUTSTANDING SHARE DATA
As of November 1, 2013, there were 259,105,970 common shares of the Company issued and outstanding, 13,228,778 stock options outstanding, 1,021,546 deferred share units outstanding, 3,027,332 share appreciation rights outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights are all cash settled instruments.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at September 30, 2013	Basis of measurement	Associated risks
Cash and cash equivalents	$66,638	Carrying value	Interest/Credit/Foreign exchange
Accounts receivable	6,178	Carrying value	Foreign exchange/Credit
Trade and other payables	47,805	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	48,931	Fair value through profit and loss	Interest
Ecobank Loan	8,791	Amortized cost	Interest
Equipment financing facility	14,975	Amortized cost	Interest
Finance leases	3,653	Amortized cost	Interest
Carrying value - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade an other payables, the Ecobank Loan, equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the New York Stock Exchange ("the NYSE MKT") for a historical period equal to the remaining life of the convertible debenture. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, we cap the weekly volatility in our calculation at 40%. For the three months ended September 30, 2013 a revaluation loss of $1.2 million was recorded while a a revaluation gain of $50.3 million was included in earnings for the nine months ended September 30, 2013.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk.
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loan bears interest based on the three month LIBOR + 9%. Based on our current $10.0 million outstanding balance, a 1% change in the three month LIBOR rate will result in $1 million per annum change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.
Foreign Currency Exchange Rate Risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Canadian dollars, Ghana cedis, euros, British pounds, Australian dollars and South African rand. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2012 and the first nine months of 2013, we had no currency related derivatives. At September 30, 2013, and December 31, 2012, we held $8.9 million and $3.8 million, respectively, of US dollar equivalents in foreign currency.
Commodity Price Risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our expected gold production in 2013, a $10 per ounce change in gold price would result in approximately a $3.4 million and $2.8 million change in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have at various times entered into gold price derivatives. During the first nine months of 2013 and 2012, we did not hold any gold price derivatives and thus, there were no financial instruments subject to gold price risk.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations and the price of gold.
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. During the first nine months of 2013, all of our excess cash was invested in funds that hold only U.S. treasury bills and bonds. We mitigate the credit risks of our derivatives by entering into derivative contracts with only high quality counter parties. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

▪	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

▪
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

There has been no change in the Company's internal control over financial reporting during nine months ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
Limitations of Controls and Procedures
The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the quarter ended September 30, 2013, are substantially the same as those disclosed and discussed in our Annual Report on Form 10-K for the year ended December 31, 2012.
Additional information regarding Golden Star, including the Company's Annual Report on Form 10-K for the year ended December 31, 2012, is available under the Company's profile on SEDAR at www.sedar.com.